Via Facsimile and U.S. Mail
Mail Stop 6010

September 12, 2008

Mr. Daniel C. Montano
Co-President, Chief Executive Officer and
Chairman of Board of Directors
CardioVascular BioTherapeutics, Inc.
1635 Village Center Circle, Suite 250
Las Vegas, NV 89134

Re: **CardioVascular BioTherapeutics, Inc.**
      Form 10-K for the Year Ended December 31, 2007
      Filed May 6, 2008
      File 000-51172

Dear Mr. Montano:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended 12/31/07

Item 1. Business

1. We note you have filed your agreement with DaVinci Biomedical Research Products as an exhibit to your 10-K. However, this agreement has not been described in your 10-K. Please explain why you believe a discussion of the material terms is not required in your filing.

Patents, page 12

2. We note your description on pages 12-14 of the issued patents that you jointly hold with Phage. Please expand your disclosure to state the duration of each issued patent, in accordance with Item 101(c)(1)(iv) of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities, page 34

3. Your disclosure states that you entered into an agreement to sell 15,000,000 shares of common stock to the investor and certain other subscribers on May 21, 2007. We note the agreements filed as exhibits 10.35, 10.37, and 10.38 appear to require Firminvest to purchase 15,000,000 shares for $15,000,000. Please explain who the other subscribers are and whether they are expected to purchase the shares Firminvest has committed to purchase in lieu of Firminvest. Have you received subscriptions for all the remaining unsold shares? If you have not, is Firminvest going to purchase the remaining unsubscribed shares?

4. It does not appear that you have disclosed whether the shares Firminvest was committed to purchase were ever issued. If the agreement was terminated, please tell us why Firminvest was not required to purchase the shares and why you did not file a Form 8-K announcing the termination of the agreement.

5. We note your disclosure that the agreement with Firminvest has been extended to January 31, 2008. It does not appear that the amended agreement was filed as an exhibit. Please provide an analysis as to why this agreement need not be filed as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

*   *   *   *

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2007 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rose Zukin at (202) 551-3239 or Suzanne Hayes at (202) 551-3675 with questions on any of the comments.   In this regard, do not hesitate to contact me at (202) 551-3715.

Sincerely,

Jeff Riedler
Assistant Director